Exhibit 99.2

MAG Silver Corp. Management’s Discussion & Analysis For the three and nine months ended September 30, 2020 and 2019
Dated: November 13, 2020

A copy of this report will be provided to any shareholder who requests it.

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MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

The following Management’s Discussion and Analysis (“MD&A”) focuses on the financial condition and results of operations of MAG Silver Corp. (“MAG”, “MAG Silver” or the “Company”) for the three and nine months ended September 30, 2020 and 2019. It is prepared as of November 13, 2020 and should be read in conjunction with the unaudited condensed interim consolidated financial statements of the Company for the three and nine months ended September 30, 2020 and the audited consolidated financial statements of the Company for the year ended December 31, 2019, together with the notes thereto which are available on SEDAR and EDGAR or on the Company’s website at www.magsilver.com.

All dollar amounts referred to in this MD&A are expressed in thousands of United States dollars (“US$”) unless otherwise stated. The functional currency of the parent, its subsidiaries and its investment in associate, is the US$.

The common shares of the Company trade on the Toronto Stock Exchange and on the NYSE American Stock Exchange both under the ticker symbol MAG. MAG Silver is a reporting issuer in each of the provinces and territories of Canada and is a reporting “foreign issuer” in the United States of America. The Company believes it is a Passive Foreign Investment Company (“PFIC”), as that term is defined in Section 1297 of the U.S. Internal Revenue Code of 1986, as amended. This classification may result in adverse tax consequences for U.S. holders of the Company’s common shares. For an explanation of these effects on taxation, U.S. shareholders and prospective U.S. holders of the Company’s common shares are encouraged to consult their own tax advisers.

Qualified Person

Unless otherwise specifically noted herein, all scientific or technical information in this MD&A, including assay results and Mineral Resource estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Dr. Megaw is not independent as he is an officer and a paid consultant of MAG Silver (see Related Party Transactions below).

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this MD&A, including any information relating to MAG’s future oriented financial information are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (collectively “forward-looking statements”). All statements in this MD&A, other than statements of historical facts are forward-looking statements, including statements regarding the anticipated time and capital schedule to production; estimated project economics, including but not limited to, mill recoveries, payable metals produced, production rates, payback time, capital and operating and other costs, Internal Rate of Return (“IRR”), anticipated life of mine, and mine plan; expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from results projected in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements including, but not limited to, commodities prices; changes in expected mineral production performance; unexpected increases in capital costs; exploitation and exploration results; continued availability of capital and financing; risks related to holding a minority investment interest in the Juanicipio Property; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; environmental risk; political risk; currency risk; capital cost inflation risk; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the 2017 PEA (as defined herein); and market risks. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. MAG Silver does not undertake to provide updates to any of the forward-looking statements in this MD&A, except as required by law.

2

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Assumptions have been made including, but not limited to, MAG’s ability to carry on its various exploration and development activities including project development timelines, the timely receipt of required approvals and permits, the price of the minerals produced, the costs of operating, exploration and development expenditures, the impact on operations of the Mexican Tax Regime, MAG’s ability to obtain adequate financing, outbreaks or threat of an outbreak of a virus or other contagions or epidemic disease will be adequately responded to locally, nationally, regionally and internationally. MAG Silver cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. The forward-looking statements in this MD&A speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.

Note regarding Non-GAAP Measures

This MD&A references a technical report which presents certain financial performance measures, including all in sustaining costs (“AISC”), cash cost and total cash cost that are not recognized or standardized measures under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and therefore may not be comparable to data presented by other silver producers. MAG Silver believes that these generally accepted industry measures are relevant indicators of potential operating performance. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This MD&A contains non-GAAP financial performance measure information for a project under development incorporating estimated cost, pricing and other information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures to GAAP measures.

More information about the Company including its annual information form (“AIF”) and recent financial reports is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and on the U.S. Securities and Exchange Commission’s (“SEC”) EDGAR website at www.sec.gov.

3

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Mineral Resources

This MD&A uses the terms "Indicated Mineral Resources” and “Inferred Mineral Resources".  MAG advises investors that although these terms are recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize these terms.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into Mineral Reserves. In addition, “Inferred Mineral Resources” are Mineral Resources for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. “Inferred Mineral Resources” are based on limited information and have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of “Inferred Mineral Resources” could be upgraded to “Indicated Mineral Resources” with continued exploration.  Under Canadian rules, estimates of Inferred Mineral Resources are considered too geologically speculative to have the economic considerations applied to them to enable them to be categorized as Mineral Reserves and, accordingly, “Inferred Mineral Resources” must not be included in the economic analysis, production schedules, or estimated mine life in publicly disclosed feasibility or pre-feasibility studies, or in the life of mine plans and cash flow models of developed mines. “Inferred Mineral Resources” can only be used in economic studies as provided under NI 43-101.  Investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically mineable.

Currently, there are no Mineral Reserves (within the meaning of NI 43-101) on any of the properties in which the Company has an interest. Only those mineral deposits that the Company can economically and legally extract or produce, based on a comprehensive evaluation of cost, grade, recovery and other factors, are considered Mineral Reserves. Although Fresnillo plc (“Fresnillo”) has made statements that “Mineral Reserves” exist at Juanicipio Project, they are not “Mineral Reserves” within the meaning of NI 43-101, and as such, no reliance should exist that they will in fact become “Mineral Reserves” within with meaning of NI 43-101.

1. DESCRIPTION OF BUSINESS

MAG is a Vancouver-based advanced stage development and exploration company that is focused on the acquisition, development and exploration of high-grade, high-margin, district-scale projects located in the Americas. MAG’s principal asset is a 44% interest in the Juanicipio project (the “Juanicipio Project”) located in Zacatecas state, Mexico, which is now in the construction phase heading into production (see Juanicipio Project and Juanicipio Project Update below).

Juanicipio Project

MAG owns 44% of Minera Juanicipio S.A. de C.V. (“Minera Juanicipio”), an incorporated joint venture under the laws of Mexico, which owns the high-grade silver Juanicipio Project located in the Fresnillo District, Zacatecas State, Mexico. Fresnillo is the project operator and holds the remaining 56% of Minera Juanicipio. As shareholders of Minera Juanicipio, Fresnillo and MAG jointly approved project mine development on April 11, 2019, and subsequently announced the expectation to commence initial production from the mine this year, with the processing facility or plant being commissioned mid-2021 (and reaching 85% of its 4,000 tonnes per day (“tpd”) nameplate capacity by the end of 2021).

4

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Mineralized material from the underground development was first processed starting in early August 2020 and refined and sold during the third quarter of 2020. This initial production from the mine was processed in the Fresnillo plant and it is expected that approximately 16,000 tonnes per month of future mineralized material will be processed there until the Minera Juanicipio plant is commissioned in mid-2021 (see Juanicipio Project Update below). The exploration, development and construction of the Juanicipio Project are all being carried out by the project operator, Fresnillo, with MAG participating in board, project review and technical committee meetings.

The Juanicipio Project consists of high-grade silver-gold-lead-zinc epithermal vein deposits. The principal vein, the Valdecañas Vein, has dilatant zones (bulges) at its east and west extremes and several en echelon vein splays and cross-veins– the term “Valdecañas Vein” is used to refer to this combined vein system. The Juanicipio Project underground mine development to date consists of approximately 32 kilometres (“km”) of ramps, with numerous cross-cuts through the Valdecañas vein now complete and installation of long-term underground mine infrastructure well advanced. Surface construction, focused on the installation of the processing facility (plant) and all associated support infrastructure, has begun. The layout and earthworks are largely complete, and footings and foundations are being poured. All of the internationally sourced process equipment is located on the joint venture ground where the 4,000 tpd plant is being constructed. In addition, exploration continues on both the Valdecañas Vein system and on other prospective targets within the joint venture property.

On April 22, 2020, in response to the Mexican Government’s National COVID-19 order (see ‘COVID-19 – Juanicipio Project’ below), the Company announced a temporary suspension through May 30, 2020 of exploration and surface construction work, while underground operations were temporarily reduced to a minimum working level under rigid hygienic protocols. In May 2020, the Mexican Government declared Construction and Mining as essential activities, and the restart of all activities began on June 1, 2020 in a phased manner. According to the operator Fresnillo, the overall development timetable for the project remains unchanged.

All joint venture programs (development and exploration) for the Juanicipio Project are designed and contracted by the Minera Juanicipio Technical Committee, which is represented by both MAG and Fresnillo, and approved by the Minera Juanicipio Board of Directors, also represented by both parties. Construction of the processing plant is under the guidance of an Engineering, Procurement and Construction Management (“EPCM”) contract entered into with an affiliate of Fresnillo to oversee the mine construction and development. The Company’s share of project costs is funded primarily by quarterly cash calls through its 44% interest in Minera Juanicipio, and to a lesser extent, incurred directly by MAG to cover expenses related to its own commissioned technical studies and analyses, as well as direct project oversight. Minera Juanicipio is governed by a shareholders’ agreement and corporate by-laws, pursuant to which each shareholder is to provide funding pro-rata to its ownership interest, and if either party does not fund pro-rata, their ownership interest will be diluted in accordance with the shareholders agreement.

Underground development commenced at the Juanicipio Project on October 28, 2013 and has focused to date primarily on advancing the ramp declines, ventilation raises, surface offices, surface and underground infrastructure, and now the construction of the processing plant and the preparation for expected mine production. In 2017, MAG commissioned AMC Mining Consultants (Canada) Ltd. to prepare a Resource Estimate and Preliminary Economic Assessment for the Juanicipio Project (collectively, the “2017 PEA”), which was completed according to the NI 43-101 Standards of Disclosure for Mineral Projects and announced by the Company on November 7, 2017 (see Press Release of said date), with the MAG Silver Juanicipio NI 43-101 Technical Report (Amended and Restated) filed on SEDAR on January 19, 2018.

5

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

The 2017 PEA incorporates major overall project upgrades over assessments conducted prior to 2017, on the Bonanza Zone, as defined in the 2017 PEA, highlighted by the delineation and provision for mining of greatly expanded Indicated and Inferred Mineral Resources discovered in the Deep Zone, as defined in the 2017 PEA. The independent estimate of the Mineral Resources of the Juanicipio Project in the 2017 PEA were compiled using exploration data available up to December 31, 2016 and does not include the results of drilling programs undertaken in 2017-2020 designed to further expand and infill the Deep Zone (see Exploration – Juanicipio Project below). The volume of these new base metal-rich Deep Zone Mineral Resources identified in the 2017 PEA contributed to a significant expansion of project scope and enhancements to most aspects of the mine design. Truck haulage, shaft hoisting, and underground conveying, along with underground crushing of the mineralized rock are all projected to be utilized for delivering the mineralized rock to the surface processing plant. An underground winze (internal shaft) will be sunk within the hanging wall of the Valdecañas Vein system, to hoist mineralized rock from lower levels of the mine to the underground crusher and conveying system from the 6th year after plant start-up onward. As envisioned in the 2017 PEA, the proposed process plant has a planned production rate of 4,000 tpd, and will include a semi-autogenous grinding (“SAG”)/Ball mill comminution circuit followed by sequential flotation to produce a silver-rich lead concentrate, a zinc concentrate and a gold-rich pyrite concentrate. The plant and the expected tailings storage facility are being built on open and flat joint venture owned land just north of the conveyor ramp portal.

Based on the 2017 PEA, MAG views the Juanicipio Project as a robust, high-grade, high-margin underground silver project exhibiting low development risks. While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different from the scope, design and results envisaged in the 2017 PEA (see both ‘Mine Development Update – Juanicipio Project’ and ‘Risks and Uncertainties’ below).

Deer Trail Project

MAG executed an agreement (the “Agreement”) effective December 20th, 2018 to consolidate and acquire 100% of the historic Deer Trail Mine and surrounding Alunite Ridge area in Piute County, Utah (the “Deer Trail Project”). The counterparties to the Agreement (the “Parties”) contributed their respective Deer Trail claims and property rights to a newly formed company for a 99% interest in the company, with MAG holding the other 1% interest. MAG is the Project Operator and has the right to earn a 100% interest in the company and the Deer Trail Project, with the Parties retaining a 2% NSR. In order to earn in 100%, MAG must make a total of $30 million in escalating annual expenditures ($3,495 expended to September 30, 2020) and $2 million in royalty payments ($150,000 paid to September 30, 2020 and an additional $150,000 paid subsequent to the quarter end), both over 10 years, which commenced December 2018. The combined optional annual commitments do not exceed $2.5 million/year until after 2025. All minimum obligatory commitments under the Agreement have been satisfied (see ‘Exploration and Evaluation Assets’ below).

The combined property package came with decades of information generated through prior exploration programs focused on the historic Deer Trail mine itself, the inferred Porphyry centres and veins scattered throughout the property. These data include: extensive surface and underground geological maps; geochemical sampling results; logs, core and chips from over 20,000 meters of historic drilling; a districtwide airborne magnetic survey; 15 line kilometers of Audio Magneto-Telluric (AMT) geophysics; 2.5 km of U.S. Mine Safety and Health Administration (MSHA) certified underground workings; and an active mining permit. Infrastructure and access to the property are excellent. Disturbances identified by MAG have been proactively remedied and reviewed by governmental regulators, leaving no significant environmental legacy issues.

6

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Deer Trail is a silver-rich Carbonate Replacement Deposit (“CRD”) project. Consolidating the property package allows MAG to apply its integrated district scale exploration model and apply new technology to the search for an entire suite of mineralization styles expected to occur on the property (see ‘Deer Trail Project’ below).

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

2. HIGHLIGHTS – SEPTEMBER 30, 2020 & EVENTS SUBSEQUENT TO THE QUARTER END

✓	Juanicipio operator, Fresnillo, has implemented a range of safety measures and monitoring procedures, consistent with the World Health Organization’s and Mexican Government’s direction, in response to COVID-19, with the overall expected project development timetable unchanged.

•	Juanicipio plant expected to commence commissioning in mid-2021 and reach 85% of its 4,000 tpd nameplate capacity by year end 2021.

✓	Construction of the 4,000 tpd Juanicipio plant continues to advance, with the plant foundations completed and curing, and the prefabricated steel elements now ready for installation.

✓	Underground development at Juanicipio is now at 32 km (20 miles) with preparation of the first production stope concluded during the third quarter of 2020.

✓	Initial mine production commenced in early August 2020 with processing of development material on commercial terms through the nearby Fresnillo plant, and is expected to continue at a rate of approximately 16,000 tonnes per month until the Juanicipio plant is commissioned. During the quarter ended September 30, 2020, on a 100% basis:

•	42,476 tonnes of mineralized material were processed through Fresnillo’s plant, with 394 thousand silver ounces, 610 gold ounces, 138 tonnes of lead and 174 tonnes of zinc produced and sold in the quarter.

•	Subsequent to the quarter end, a further 15,400 tonnes were processed in October 2020.

✓	Provisional sales of $9,525 on a 100% basis less $1,530 in related costs, netting $7,995 that was credited against project capital in accordance with MAG’s pre-commercial production accounting policy.

✓	Estimated initial capital of $440,000 (on a 100% basis) as of January 1, 2018, will be reduced by:

•	Development expenditures incurred since then to September 30, 2020 of approximately $197,427 (the Company therefore estimates approximately $242,573 of remaining initial capital on a 100% basis as at September 30, 2020);
•	Existing cash held in Minera Juanicipio as at September 30, 2020 ($14,417); and,
•	Expected cashflow generated from material being processed through the Fresnillo plant up until the Juanicipio plant is commissioned in mid-2021 (a net of $7,995 was generated in the third quarter of 2020).

7

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

✓	After the temporary COVID-19 restrictions established by the Mexican Government in the previous quarter were lifted, drilling resumed in the current quarter and the full Juanicipio 2020 exploration program is expected to be completed as planned in 2020.

✓	On June 29, 2020, the Company established an at-the-market equity program (the “ATM Program”) and in the quarter ended September 30, 2020 the Company sold and issued 3,092,783 common shares under the ATM Program at an average price of $16.17 per share, for gross and net proceeds of $50,000 and $48,625 respectively.

✓	MAG held cash and cash equivalents as at September 30, 2020 of $136,045 while Minera Juanicipio had cash on hand on a 100% basis of $14,417 as at September 30, 2020.

✓	Subsequent to September 30, 2020, the Company advanced $40,524 to Minera Juanicipio representing its 44% share of a $92,100 cash call to fund process plant construction and further underground development on the Juanicipio property.

✓	Deer Trail Project in Utah was announced during the quarter, a silver-rich CRD target, with drilling having commenced in November, 2020.

3. JUANICIPIO PROJECT

Total Juanicipio Project expenditures incurred and capitalized directly by Minera Juanicipio (on a 100% basis) for the three and nine months ended September 30, 2020 amounted to $40,334 and $80,487 respectively (September 30, 2019: $42,023 and $70,904 respectively). Of the total expenditures in the nine months ended September 30, 2020, $77,227 (September 30, 2019: $66,592) are development expenditures and the remaining $3,260 (September 30, 2019: $4,312) are exploration expenditures. As noted below under “Initial Mine Production – Juanicipio Project” $7,995 in net provisional sales have been offset against the capitalized expenditures of $80,487 to September 30, 2020 (September 30, 2019: nil) in accordance with the Company’s pre-commercial production accounting policy.

COVID-19 – Juanicipio Project

In response to the COVID-19 virus outbreak, in April 2020 the Mexican Government ordered a temporary suspension of all “non-essential” operations nationwide in Mexico, including mining operations, until May 30, 2020. Fresnillo, the Juanicipio Project operator, was in regular consultation with Mexican Government officials to ensure Minera Juanicipio’s compliance with the Order. Fresnillo advised the Company that while the Order was in effect, underground development continued under government mandated hygiene protocols, while surface construction work and surface-based drilling were temporarily halted. All work resumed late in the second quarter with a phased restart having commenced on June 1, 2020.

In further response to the COVID-19, Fresnillo as operator, continues to closely monitor the spread of the virus and implement a range of safety measures following guidelines in accordance with the World Health Organization and Mexican authorities. These include stringent monitoring & hygiene, temperature screening and social distancing. Testing and contact tracing have been used to identify potential cases and prevent the spread of the virus. Fresnillo maintains an open dialogue with government officials at both the Federal and local level.

8

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

According to the operator Fresnillo, the overall development timetable remains unchanged. However, the impact of this pandemic could create or include significant COVID-19 specific costs, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, supply chain disruptions and workforce interruptions, including loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material changes to the costs and time for the completion of development at Juanicipio. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak. See “Virus outbreaks may create instability in work markets and may affect the Company’s Business” in “Risk and Uncertainties” below.

SURFACE CONSTRUCTION AND SITE PREPARATION – Juanicipio Project

Construction plans for the 4,000 tpd processing plant commenced immediately upon the formal project approval in April 2019. Basic engineering was completed during 2019 and, detailed engineering is now substantially complete. Development and construction of surface infrastructure facilities (power lines, access roads, auxiliary buildings, etc.) had already begun prior to the formal project approval and continued into 2020. The majority of all major equipment for the plant, including both SAG and ball mills, flotation cells, process tanks, filters, and thickener mechanisms have been secured on site since February 2020.

In the previous quarter, surface construction progress at Juanicipio was limited due to COVID-19 restrictions as noted above. Construction ramped up again starting June 1, 2020 and into the quarter ended September 30, 2020, and according to Fresnillo, the overall development timetable currently remains unchanged with the Juanicipio processing plant expected to be commissioned in mid-2021. Once work resumed in June, earthmoving and foundation pouring continued for the construction of the processing plant. A large portion of the concrete works, structural steel sections and process pipe spools are being fabricated off-site in controlled workshop conditions. These are now arriving on site and are being placed directly into position. As well, a number of specialized consulting firms have been engaged to conduct all aspects of the detailed design of the tailings dam.

A photo gallery of current development progress at Juanicipio is available at https://magsilver.com/projects/photo-gallery/#photo-gallery ..

UNDERGROUND DEVELOPMENT AND INITIAL MINE PRODUCTION – Juanicipio Project

Access to the mine is via twin underground declines that now have reached the top of mineralization in the Valdecañas Vein. From top of the mineralization, the upper footwall haulage/access drift has been driven the length of the vein from which three internal spiral footwall production ramps are being extended to depth. The three spiral ramps behind the mineralized envelope are designed to provide access to stopes within the mineralized material and allow a planned mining rate of 4,000 tpd. The first cross-cuts through the vein have been made from the easternmost footwall ramp, exposing well-mineralized vein. Initial development indicates that the grade and width of the mineralization is in line with previous estimates, and mineralized material from development was processed for the first time during the third quarter of 2020 (see Initial Mine Production below).

9

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Mineralized material from throughout the vein will be crushed underground and the crushed material will be trucked to the Flotation plant, until the conveyor is completed. Then, the mineralized material will be conveyed directly from the underground crushing station (already excavated) to the process plant area via a third ramp to the surface - the underground conveyor ramp. The conveyor ramp is approaching 63% completion and is being driven both from the surface and from the underground crushing chamber. This ramp will also provide access to the entire Valdecañas underground mining infrastructure and serve as a fresh air entry for the ventilation system. As well, the sinking of the two main ventilation shafts is progressing well, with one shaft 69% complete and the other at 73% complete.

Total underground development to date is now at 32 km (20 miles), including 2,241 metres completed in the quarter ended September 30, 2020. Underground development continues to focus on:

•	advancing the three internal spiral footwall ramps to be used to further access the full strike length of the Valdecañas Vein system;
•	making additional cross-cuts through the vein and establishing the initial mining stopes (preparation of the first production stope was concluded in the quarter ended September 30, 2020);
•	constructing the underground crushing chamber;
•	advancing the underground conveyor ramp to and from the planned surface processing facility from both faces; and,
•	integrating additional ventilation and other associated underground infrastructure.

Initial Mine Production

In the first quarter of 2020, it was announced that the mine would commence initial production ahead of schedule in mid-2020, realizing commercial and operational de-risking opportunities for the joint venture. It is expected that mineralized material from development will be batch processed on commercial terms at an average rate of 16,000 tonnes per month at the Fresnillo plant and continue up until completion of the Juanicipio processing plant in mid-2021.

Actual processing of development material commenced in early August 2020. As reported by the operator Fresnillo, a combined 42,476 tonnes were processed in August and September from both development material that had previously been stockpiled and mineralized material from current underground development. Total initial mine production and sales, on a 100% basis, was 394 thousand silver ounces, 610 gold ounces, 138 tonnes of lead and 174 tonnes of zinc. Sales, net of processing and treatment costs totaled $9,525 on a provisional basis, and further costs incurred (including an applied mining cost and transportation costs, but excluding any depreciation) totaled $1,530. The provisional sales and treatment charges will be adjusted in the fourth quarter based on final assay and pricing adjustments in accordance with the offtake contracts. The resulting net provisional sales of $7,995 on a 100% basis have been credited against capitalized Juanicipio costs to date, in accordance with the Company’s pre-commercial production accounting policy (please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements as at September 30, 2020 for a description of all of the significant accounting policies).

By bringing forward the start-up of the mine and processing mineralized material early, MAG and Fresnillo expect to secure several positive outcomes for the Juanicipio Project:

•	generating cash-flow from production to offset some of the cash requirements of the initial project capital (provisional net $7,995 was generated in the third quarter of 2020);
•	de-risking the flotation process through a better understanding of the metallurgical characteristics and response of the Juanicipio mineralization;
•	increased certainty around the geological block model prior to start-up of the processing plant; and,
•	allowing a quicker and more certain ramp-up to the nameplate 4,000 tonnes per day plant design.

10

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

The Juanicipio plant is now expected to reach 85% name plate capacity by the end of 2021 and 90-95% in 2022. In the 2017 PEA, ramp-up to full production was originally envisioned over 3 years after commissioning of processing plant, the equivalent of 2024.

PROJECT CAPITAL (“CAPEX”) – Juanicipio Project

In the first quarter 2020, Fresnillo and MAG announced an update to the initial capex required for the project (see Press Release dated February 24, 2020). The capex or pre-operative project capital cost on a 100% basis of $395,000 from January 1, 2018 (see Press Release dated April 11, 2019) was revised to $440,000 from January 1, 2018, to reflect additional expenditures incurred by Minera Juanicipio on the underground development and bringing forward the full construction costs for two large life-of-mine ventilation shafts, as well as some sustaining capital to facilitate the early underground mine start.

The pre-operative initial capital already expended from January 1, 2018 to September 30, 2020 is approximately $197,427 leaving an estimated $242,573 of remaining initial capital (MAG’s 44% estimated remaining share is $106,732 as at September 30, 2020). This funding requirement would be reduced by both: existing cash held in Minera Juanicipio as at September 30, 2020 ($14,417 on a 100% basis); and, expected cash flows generated from mineralized material sold and processed through the Fresnillo processing plant that commenced in early August 2020 (see Initial Mine Production above, and Liquidity and Capital Resources below).

EXPLORATION – Juanicipio Project

The Valdecañas Vein System is a multi-stage, high-grade vein swarm comprising the Valdecañas vein, characterized by large dilatant zones (bulges) in its east and western reaches, the hangingwall Anticipada Vein, the Pre-Anticipada Vein, several en echelon splays and a series of subparallel northeast-trending cross veins that comprise the Venadas-Valentina Vein family. The recent discovery of these northeast-trending veins close to the planned production areas, coupled with the expanding high-grade Anticipada and Pre-Anticipada veins, should add significantly to the growing mineral endowment of the project and, importantly, provide considerable mining flexibility throughout an extended mine life. Deep mineralization on the Valdecañas Veins remains open laterally for several hundred metres to the claim boundaries on both ends; to the east claim boundary for Anticipada; and Pre-Anticipada and to depth across all veins.

Exploration drilling at Juanicipio resumed in May of 2020 after a temporary COVID-19 halt imposed by the Mexican Government (see COVID-19 Juanicipio Project above). Since then, full drilling has resumed with five rigs, including three dedicated to Devico directional drilling. Drilling is currently focused on continued step-out and infill drilling of the Valdecañas Deep Zone. Holes are also being directed at the Anticipada Vein and NE-trending Venadas Vein family targeting them independently from the Valdecañas Vein. Despite the temporary COVID-19 restrictions noted above, the full Juanicipio 2020 drilling program is expected to be completed as planned in 2020.

4. DEER TRAIL PROJECT

The Deer Trail Project includes 111 patented and 682 unpatented claims (approximately 5,600 Ha) encompassing the historic Deer Trail Mine and the adjoining Alunite Ridge area in Piute County, Utah. The Deer Trail Project satisfies MAG’s top criteria when exploring for large CRD systems, specifically: the presence of high silver grades; location on a deep-penetrating regional-scale fault that hosts major CRD-family deposits; location at the top of a thick section of favorable host rocks; and an identifiable plumbing network of faults and mineralization (see Press Release September 10, 2020).

11

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

MAG’s initial exploration strategy on this property is already well advanced, and is to project the geometry of the feeder structures of the known CRD mineralization to depth into inferred underlying limestone host rocks to seek larger scale silver-rich massive sulfide replacements and potentially mineralized skarn. A deep-looking underground 2-D seismic survey was completed subsequent to the quarter end in October 2020. The underground seismic survey results should assist in mapping out favorable host rocks at depth and in refining final drill hole angles and depths for the Phase I drill program.

2020 PHASE I DRILL PROGRAM

With drill roads completed and drill pads fully permitted, a 6,500-metre Phase I surface drilling program commenced subsequent to the quarter end in November 2020 (all assays pending). Initial targeting is based on an integrated 3D Leapfrog Geo® project combining a large historic data set with MAG’s CRD exploration model plus extensive new surface and underground mapping, core relogging and geophysical reprocessing.

MAG’s Phase I drilling priorities include: determining the depth to the thick section of high-potential limestone host formations known regionally to lie just below the comparatively unfavorable host rocks of the Deer Trail mine; tracing the identified steeply-dipping feeder structures to depth into these limestones; and, locating massive sulfide mineralization controlled by the above.

COVID-19: Deer Trail Project

Safety is one of MAG’s key core values, and MAG is following protocol guidance from governmental public health agencies. To date, no MAG employees or contractors at the Deer Trail Project site have tested positive for COVID-19.

5. OUTLOOK

MAG’s principal focus is the successful development of the Juanicipio Project and to further explore the Juanicipio property. The Company continually looks to enhance its project portfolio by evaluating new projects and through successful exploration of its current property holdings. However, MAG continues to execute its business plan prudently, with on-going project evaluations focusing primarily on potential high-grade, high-margin, district-scale opportunities.

Minera Juanicipio

Under the terms of an EPCM agreement, Fresnillo and its affiliates are overseeing the construction of the 4,000 tpd process plant and associated surface and underground infrastructure. In the previous quarter, surface construction progress at Juanicipio was limited due to COVID-19 restrictions as noted above. Construction ramped up again starting June 1, 2020 and into the quarter ended September 30, 2020, and according to Fresnillo, the overall development timetable currently remains unchanged with the Juanicipio processing plant expected to be commissioned in mid-2021.

12

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

In the nine months ended September 30, 2020, further development progress was made on construction of the flotation plant and other infrastructure. The mill foundations are completed and curing. Underground development to date at Juanicipio is now at 32 km (20 miles) with access to the upper portion of the resource now achieved. Initial development indicates that the grade and width of the vein are in line with previous drilling-derived estimates, and preparation of the first production stope was concluded during the three months ended September 30, 2020.

Initial production from the mine commenced during the third quarter ahead of the original schedule, with 42,476 tonnes of mineralized development material successfully processed through the Fresnillo plant in August and September of 2020 (see Initial Mine Production above). The Joint Venture produced and sold 394 thousand silver ounces, 610 gold ounces, 138 tonnes of lead and 174 tonnes of zinc in the third quarter. Provisional sales net of related costs, totaling $7,995 on a 100% basis, was credited against the Juanicipio capitalized costs, in accordance with the Company’s pre-commercial production accounting policy.

Mineralized material from the mine is expected to be processed at a rate of 16,000 tonnes per month at the Fresnillo plant facility (100% owned by Fresnillo) until the Juanicipio plant is commissioned in mid-2021. Subsequent to the quarter end, a further 15,400 tonnes were processed in October 2020. The Juanicipio plant is expected to reach 85% of its 4,000 tpd nameplate capacity by Q4-2021. An Operator Services agreement has been finalized which will become effective upon initiation of commercial production. As well, both lead and zinc concentrate off-take agreements have been executed by Minera Juanicipio with Met-Mex Peñoles, S.A. De C.V., under which both concentrates will be treated at benchmark market terms in Torreón, Mexico.

Although all activities have resumed at Juanicipio, the COVID-19 impacts could result in additional medical and other costs, project delays, cost overruns, and operational restart costs. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak. See “Virus outbreaks may create instability in work markets and may affect the Company’s Business” in “Risk and Uncertainties” below.

According to Fresnillo, the Juanicipio development is expected to create approximately 2,750 jobs during construction and 1,720 jobs once at full production, with potential to scale-up operations in the future beyond 4,000 tpd.

On the exploration front, most of the Juanicipio property remains unexplored with many untested exploration targets still to be pursued by the joint venture partners. Exploration drilling in recent years has been primarily designed to both convert the Inferred Mineral Resources included in the Deep Zone into Indicated Mineral Resources, and to further trace the Deep Zone laterally and to depth.

After a temporary halt in exploration activity in the prior quarter due to COVID-19 restrictions, (see COVID-19 Juanicipio Project above), drilling on the property resumed in the third quarter with five rigs currently on site. Drilling is presently focused on continued step-out and infill drilling of the Valdecañas Deep Zone. Holes are also being directed at the Anticipada Vein and NE-trending Venadas Vein family targeting them independently from the Valdecañas Vein. With the temporary COVID-19 restrictions noted above lifted, the full Juanicipio 2020 drilling program is expected to be completed as planned in 2020.

Deer Trail

With drill roads completed and drill pads fully permitted, a 6,500-metre Phase I surface drilling program commenced subsequent to the quarter end in November 2020. MAG’s Phase I drilling priorities include: determining the depth to the thick section of high-potential limestone host formations known regionally to lie just below the comparatively unfavorable host rocks of the Deer Trail mine; tracing the identified steeply-dipping feeder structures to depth into these limestones; and, locating massive sulfide mineralization controlled by the above.

13

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

6. INVESTMENT IN JUANICIPIO

Minera Juanicipio

Minera Juanicipio is the corporate entity through which MAG Silver records and holds its Investment in Juanicipio (see Notes 2(b) and 6 in the unaudited condensed interim consolidated financial statements of the Company as at September 30, 2020).

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Joint venture oversight expenditures incurred 100% by MAG	$129	$81	$443	$251
Cash advances to Minera Juanicipio	-	17,820	23,188	33,092
Total for the period	129	17,901	23,631	33,343
Equity pick up of current (loss) income for the period	(3,392)	(266)	(6,890)	496
Balance, beginning of period	156,647	97,418	136,643	81,214
Balance, end of period	$153,384	$115,053	$153,384	$115,053

During the three and nine months ended September 30, 2020, the Company incurred Juanicipio oversight expenditures of $129 and $443 respectively (September 30, 2019: $81 and $251 respectively). In addition, the Company made joint venture cash advances to Minera Juanicipio of nil and $23,188 during the three and nine months ended September 30, 2020 respectively (September 30, 2019: $17,820 and $33,092 respectively). Subsequent to September 30, 2020, the Company advanced $40,524 to Minera Juanicipio representing its 44% share of a $92,100 cash call to fund process plant construction and further underground development on the Juanicipio property.

In the three and nine months ended September 30, 2020, MAG recorded an equity loss pick-up of $3,392 and $6,890 respectively from its Investment in Juanicipio (September 30, 2019: $266 equity loss pick-up and $496 equity income pick-up respectively). There are no direct operating expenses in Minera Juanicipio, as development and evaluation and exploration expenditures are capitalized until commercial production is achieved. The $6,890 equity loss pick-up for the period is the Company’s 44% share of Minera Juanicipio’s foreign exchange loss and deferred income tax expense, partially offset by interest income. The deferred tax expense was driven by the non-cash devaluation of certain tax assets within Minera Juanicipio, denominated in Mexican Pesos as the Mexican Peso devalued significantly against the US dollar in the period (from 18.87 Pesos/US$ on December 31, 2019 to 22.36 on September 30, 2020).

Initial production from the mine commenced during the third quarter of 2020, with 42,476 tonnes of mineralized development material successfully processed through the Fresnillo plant in August and September of 2020 (see Initial Mine Production above). On a 100% basis, the Joint Venture produced and sold 394 thousand silver ounces, 610 gold ounces, 138 tonnes of lead and 174 tonnes of zinc in the third quarter. Initial production provisional sales net of related costs, totaling $7,995 was credited against the Juanicipio capitalized project costs, in accordance with the Company’s pre-commercial production accounting policy.

14

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

7. EXPLORATION AND EVALUATION ASSETS

Option Earn-in Projects

In 2017, the Company entered into an option earn-in agreement with a private group whereby the Company can earn up to a 100% interest in a prospective land claim package. There are no further exploration funding requirements under the agreement as at September 30, 2020. However, to earn a 100% interest in the property package, the Company must make remaining cash or share payments of $100 and $150 on or before the fourth and fifth annual anniversaries of the agreement, at which time the vendors would retain a 2% net smelter returns royalty (“NSR”). In May 2020, the Company elected to settle the third option payment of $100 in shares rather than cash, and issued 8,241 shares in July 2020 to the vendors in settlement of the payment.

Deer Trail Project

In late 2018, the Company entered into an option agreement with another private group whereby MAG has the right to earn 100% ownership interest in a company which owns the Deer Trail project in Utah. MAG paid $150 upon signing the agreement and another $150 subsequent to September 30, 2020. To earn 100% interest in the property, MAG must make remaining cash payments of $1,700 over the next 8 years and fund a cumulative of $30,000 of eligible exploration expenditures ($3,495 incurred to September 30, 2020) by 2028. Upon MAG’s 100% earn-in, the vendors would retain a 2% NSR.

Cinco de Mayo Project

A full impairment was recognized on the Cinco de Mayo property in Mexico in prior years, although the concessions are still maintained in good standing.

15

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

8. REVIEW OF FINANCIAL RESULTS

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
EXPENSES
Accounting and audit	$53	$48	$170	$191
Amortization	31	26	91	79
Filing and transfer agent fees	51	2	295	219
Foreign exchange (gain) loss	(72)	17	49	20
General office expenses	235	213	834	693
Legal	62	90	360	227
Management compensation and consulting fees	577	502	1,530	1,579
Mining taxes and other property costs	12	186	25	539
Share based payment expense	554	507	2,262	2,015
Shareholder relations	65	90	214	304
Travel	9	52	56	187
	1,577	1,733	5,886	6,053
Interest income	133	589	517	2,215
Change in fair value of warrants	-	-	-	(39)
Equity pickup from Investment in Juanicipio	(3,392)	(266)	(6,890)	496
Loss for the period before income tax	$(4,836)	$(1,410)	$(12,259)	$(3,381)
Deferred income tax benefit (expense)	1,229	(595)	(4,949)	(27)
Loss for the period	$(3,607)	$(2,005)	$(17,208)	$(3,408)

Three Months Ended September 30, 2020 vs Three Months Ended September 30, 2019

The Company’s net loss for the three months ended September 30, 2020 amounted to $3,607 (September 30, 2019: $2,005).

Filing and transfer agent fees increased to $51 (September 30, 2019: $2) in the quarter ended September 30, 2020 due to additional fees related to the $50,000 at-the-market equity program that the Company established on June 29, 2020 and completed during the quarter ended September 30, 2020 (see Liquidity and Capital Resources below).

The Company recorded a foreign exchange gain of $72 (September 30, 2019: $17 foreign exchange loss), resulting from holding cash denominated in Canadian dollars (“C$”) required to fund Canadian corporate expenses. The C$ cash held is exposed to exchange risk relative to the US$, and results in a gain or loss as the exchange rate fluctuates.

Mining concession taxes and other property costs in the quarter ended September 30, 2020 decreased to $12 (September 30, 2019: $186) due to the Company’s divestiture of several non-core concessions in the prior year.

Share-based payment expense (a non-cash item) recorded in the three months ended September 30, 2020 increased to $554 (September 30, 2019: $507) and is determined based on the fair value of equity incentives granted and vesting in the period. During the quarter ended September 30, 2020, the Company granted 986 deferred share units (“DSU”) to directors who elected to receive their retainer for the period in DSUs in lieu of cash. No other equity grants were granted during the three months ended September 30, 2020.

16

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Other expenses incurred during the quarter ended September 30, 2020 included accounting and audit of $53 (September 30, 2019: $48), amortization of $31 (September 30, 2019: $26), general office expenses of $235 (September 30, 2019: $213), legal of $62 (September 30, 2019: $90), management compensation and consulting fees of $577 (September 30, 2019: $502), shareholder relations of $65 (September 30, 2019: $90), and travel of $9 (September 30, 2019: $52) were all either comparable with the prior period’s expense or declined during the period in line with certain reduced business activities in response to the COVID-19 pandemic.

In other income and expenses, MAG’s interest income on its cash and cash equivalents decreased to $133 due to lower interest rates during the quarter ended September 30, 2020 (September 30, 2019: $589), and recorded a 44% equity loss pick-up of $3,392 (September 30, 2019: $266) from Minera Juanicipio as described above in Investment in Juanicipio.

MAG recorded a deferred income tax benefit of $1,229 for the quarter ended September 30, 2020 (September 30, 2019: $595 deferred income tax expense), primarily driven by the non-cash valuation increase of tax assets denominated in the Mexican Pesos, as the Mexican Peso strengthened against the US dollar in the quarter (from 23.13 Pesos/US$ on June 30, 2020 to 22.36 on September 30, 2020).

Nine Months Ended September 30, 2020 vs. Nine Months Ended September 30, 2019

The Company’s net loss for the nine months ended September 30, 2020 amounted to $17,208 (September 30, 2019: $3,408). MAG recorded a deferred income tax expense of $4,949 for the nine months ended September 30, 2020 (September 30, 2019: $27) and recorded a 44% equity loss pick-up of $6,890 (September 30, 2019: $496 equity income pick-up) from Minera Juanicipio as described above in Investment in Juanicipio. Both of these are primarily driven by the non-cash devaluation of certain tax assets denominated in Mexican Pesos, as the Mexican Peso devalued significantly against the US dollar in the period (from 18.87 Pesos/US$ on December 31, 2019 to 22.36 on September 30, 2020).

General office expenses increased to $834 (September 30, 2019: $693) in the nine months ended September 30, 2020 as insurance costs increased significantly, and there were additional costs related to the Company holding its Annual General and Special Meeting on a virtual platform due to COVID-19.

Management compensation and consulting fees decreased to $1,530 (September 30, 2019: $1,579) while legal expense increased to $360 (September 30, 2019: $227) in the same period. The Company utilized legal counsel more in the current period and some corporate secretarial services performed by management in the prior year were performed by external counsel in the nine months ended September 30, 2020.

Mining taxes and other property costs decreased to $25 (September 30, 2019: $539) due to the Company’s divestiture of several non-core concessions in the prior year.

Share-based payment expense (a non-cash item) recorded in the nine months ended September 30, 2020 increased to $2,262 (September 30, 2019: $2,015) and is determined based on the fair value of equity incentives granted and vesting in the period. In the nine months ended September 30, 2020, the Company granted 341,448 stock options (September 30, 2019: 367,967), 83,940 performance share units (“PSU”), (September 30, 2019: 91,406), and 39,063 restricted share units (“RSU”) (September 30, 2019: 10,000) under its equity compensation plans. These 2020 grants reflect 2019 equity incentives granted in 2020 due to a Company imposed blackout period in 2019. As well, the Company granted 64,757 DSUs (September 30, 2019: 141,386) to directors of the Company, and an additional 9,654 DSUs (September 30, 2019: 19,955) were granted to directors who elected to receive their retainer for the period in DSUs in lieu of cash.

17

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Other expenses incurred during the nine months ended September 30, 2020 included accounting and audit of $170 (September 30, 2019: $191), amortization of $91 (September 30, 2019: $79), filing & transfer agent fees of $295 (September 30, 2019: $219), foreign exchange loss of $49 (September 30, 2019: $20), shareholder relations expenses of $214 (September 30, 2019: $304) and travel of $56 (September 30, 2019: $187), and were all either comparable with the prior period’s expense or declined during the period in line with certain reduced business activities in response to the COVID-19 pandemic.

In other income and expenses, MAG earned interest income on its cash and cash equivalents of $517 (September 30, 2019: $2,215) during the nine months ended September 30, 2020.

Other Comprehensive Income (Loss):

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Loss for the period	$(3,607)	$(2,005)	$(17,208)	$(3,408)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified subsequently to profit or loss:
Unrealized gain (loss) on equity securities, net of taxes	2,576	(131)	10,207	(579)
Net of deferred tax expense	(129)	-	(1,134)	-

Total comprehensive loss	$(1,160)	$(2,136)	$(8,135)	$(3,987)

Other Comprehensive Income (Loss) during the three and nine months ended September 30, 2020, MAG recorded an unrealized market gain, net of deferred taxes, of $2,447 and $9,073 respectively (September 30, 2019: $131 and $579 unrealized market loss, net of tax, respectively) on equity securities held. The majority of the unrealized gain relates to a 2018 transaction whereby the Company sold its non-core Guigui and Batopilas concessions to a private company in return for convertible preferred shares of the private company should they become publicly listed in the future. On June 8, 2020, Reyna Silver Corp. (“Reyna”), listed on the TSX Venture Exchange, and MAG converted its preferred shares into common shares of Reyna.

9. SUMMARY OF QUARTERLY RESULTS

The following table sets forth selected quarterly financial information for each of the last eight quarters (as determined under IFRS (expressed in US$000’s except Net (Loss) Income per Share):

Quarter Ending	Revenue (1)	Net (Loss) Income (2)	Net (Loss) Income per Share
September 30, 2020	$133	$(3,607)	$(0.04)
June 30, 2020	$110	$1,297	$0.01
March 31, 2020	$274	$(14,898)	$(0.17)
December 31, 2019	$412	$(1,018)	$(0.01)
September 30, 2019	$589	$(2,005)	$(0.02)
June 30, 2019	$782	$(961)	$(0.01)
March 31, 2019	$844	$(442)	$(0.01)
December 31, 2018	$841	$(3,829)	$(0.04)

Notes:

(1)	The Company’s only source of revenue during the quarters listed above was interest earned on cash, cash equivalents and term deposits. The amount of interest revenue earned correlates directly to the amount of cash, cash equivalents and term deposits on hand during the period referenced and prevailing interest rates at the time. MAG has no operating revenues at this stage of development, and any pre-production sales are credited against capitalized costs, and not recorded as revenues.

(2)	Net (loss) income by quarter is often materially affected by the timing and recognition of large non-cash expenses (specifically share-based payments, exploration and evaluation property impairments, and deferred tax changes) as discussed above when applicable in “Review of Financial Results.”

18

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

10. CASH FLOWS

The following table summarizes MAG Silver’s cash flow activities for the three and nine months ended September 30, 2020:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Cash flow from operations before changes in non-cash working capital	$(923)	$(593)	$(2,961)	$(1,737)
Changes in non-cash working capital	331	224	(743)	(475)
Operating activities	(592)	(369)	(3,704)	(2,212)
Investing activities	(104)	(19,473)	(23,974)	(35,953)
Financing activities	49,569	633	91,433	2,574

Effects of exchange rate changes on cash and cash equivalents	64	(25)	(70)	10

Change in cash and cash equivalents	48,937	(19,234)	63,685	(35,581)
Cash and cash equivalents, beginning of period	87,108	113,833	72,360	130,180
Cash and cash equivalents, end of period	$136,045	$94,599	$136,045	$94,599

Operating Activities

During the three and nine months ended September 30, 2020, MAG used $923 and $2,961 in cash for operations before changes in non-cash working capital, compared to $593 and $1,737 respectively, in the three and nine months ended September 30, 2019. More cash was expended in operations in the current nine months ended September 30, 2020 than the comparable period, as in the prior period, interest income ($2,215) was considerably higher than in the current year ($517) due to lower interest rates, thereby offsetting cash used in operations. MAG’s non-cash working capital (accounts receivable, prepaid expenses less trade and other payables) in the three and nine months ended September 30, 2020 decreased by $331 and increased by $743 respectively (September 30, 2019: decreased by $224 and increased by $475 respectively). The total use of cash from operating activities in the three and nine months ended September 30, 2020 was $592 and $3,704 respectively (September 30, 2019: $369 and $2,212 respectively).

Investing Activities

During the three and nine months ended September 30, 2020, the net cash used in investing activities amounted to $104 and $23,974 respectively (September 30, 2019: $19,473 and $35,953 respectively). During the three and nine months ended September 30, 2020, the Company received proceeds of $1,409 and $2,151 respectively (September 30, 2019: nil and nil respectively) from the sale of certain equity securities originally acquired as part of its divestiture of non-core concessions in prior years. The Company used cash to fund advances to Minera Juanicipio, which combined with the Company’s Juanicipio expenditures on its own account, totaled $173 and $23,629 respectively (September 30, 2019: $17,915 and $33,371 respectively). In the three and nine months ended September 30, 2020, MAG also purchased equipment totaling $11 and $69 respectively (September 30, 2019: $249 and $262 respectively) and expended $1,329 and $2,427 respectively (September 30, 2019: $1,309 and $2,320 respectively) on its other exploration and evaluation properties.

19

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

Financing Activities

On April 30, 2020, the Company closed a non-brokered private placement offering and issued 4,528,302 common shares at C$13.25 for gross proceeds of C$60 million ($43,134) to Mr. Eric Sprott, through 2176423 Ontario Ltd., a corporation beneficially controlled by him.

On September 8, 2020, the Company completed a $50,000 at-the-market equity program (“the ATM Program”) previously established on June 29, 2020. From June 30, 2020 to September 8, 2020, the Company sold and issued 3,092,783 common shares under the ATM Program at an average price of $16.17 per share for gross proceeds of $50,000. Under the ATM Program, the Company was permitted to issue up to an aggregate of $50 million worth of common shares from treasury at prevailing market prices to the public through the NYSE American or any other marketplace on which the common shares are listed, quoted or otherwise traded in the United States. The volume and timing of distributions under the ATM Program was determined at the Company’s sole discretion, subject to applicable regulatory limitations.

The aggregate gross and net proceeds from the combined private placement and ATM Program offerings amounted to $93,134 and $89,164 respectively.

In the three months ended September 30, 2020, 249,600 stock options were exercised for cash proceeds of $1,715 (September 30, 2019: 87,500 stock options exercised for cash proceeds of $650). In addition, 113,467 stock options (September 30, 2019: 102,323) were exercised under a less dilutive cashless exercise provision of the plan whereby 37,161 shares (September 30, 2019: 44,427) were issued and the remaining 76,306 stock options (September 30, 2019: 57,896) were cancelled.

In the nine months ended September 30, 2020, 330,600 stock options were exercised for cash proceeds of $2,320 (September 30, 2019: 421,000 stock options exercised for cash proceeds of $2,628). In addition, 171,800 stock options (September 30, 2019: 812,323) were exercised under a less dilutive cashless exercise provision of the plan whereby 62,101 shares (September 30, 2019: 428,934) were issued and the remaining 109,699 stock options (September 30, 2019: 383,389) were cancelled.

In the three and nine months ended September 30, 2020, cash used in financing activities was to pay an office lease obligation of $9 and $51 respectively (September 30, 2019: $17 and $54 respectively).

20

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

11. FINANCIAL POSITION

The following table summarizes MAG’s financial position as at:

	September 30, 2020	September 30, 2019

Cash and cash equivalents	$136,045	$94,599
Other current assets	2,365	732
Total current assets	138,410	95,331
Investments	7,916	1,163
Investment in Juanicipio	153,384	115,053
Exploration and evaluation assets	9,990	6,281
Property and equipment	718	757
Total assets	$310,418	$218,585

Current liabilities	596	436
Non-current liabilities	8,864	2,876
Total liabilties	9,460	3,312
Total equity	300,958	215,273
Total liabilities and equity	$310,418	$218,585

Total current assets increased from $95,331 at September 30, 2019 to $138,410 as at September 30, 2020. Cash and cash equivalents totaled $136,045 at September 30, 2020 compared to $94,599 at September 30, 2019, with the increase primarily attributable to proceeds received from the private placement to Mr. Eric Sprott and ATM program that completed on September 8, 2020 as referred to above in ‘Financing Activities.’ Other current assets as at September 30, 2020 included prepaid insurance and other expenses of $513 (September 30, 2019: $558) and accounts receivable of $1,852 (September 30, 2019: $174). The accounts receivable is comprised primarily of receivables from the sale of equity securities that settled on October 2, 2020.

Investments of $7,916 are comprised of equity securities held by MAG acquired either as strategic investments or as part of its divestiture of non-core concessions in prior years (September 30, 2019: $1,163).

The Investment in Juanicipio balance increased from September 30, 2019 to September 30, 2020 from $115,053 to $153,384 and reflects MAG’s ongoing investment in Minera Juanicipio as discussed above in ‘Investing Activities’ and ‘Investment in Juanicipio.’ Exploration and evaluation assets as at September 30, 2020 increased to $9,990 (September 30, 2019: $6,281) reflecting exploration expenditures incurred on the properties described above in ‘Exploration and Evaluation Assets.’

Property and equipment of $718 (September 30, 2019: $757) includes a right-of-use asset recognized under IFRS 16 and exploration camp and equipment.

Current liabilities at September 30, 2020 amounted to $596 (September 30, 2019: $436) and are attributable to accrued exploration and administrative expenses and the current portion of the IFRS 16 lease obligations referred to above. Non-current liabilities at September 30, 2020 of $8,864 (September 30, 2019: $2,876) include the non-current lease obligation of $389 (September 30, 2019: $477), $409 for a reclamation provision (September 30, 2019: $260) and a deferred income tax liability of $8,066 (September 30, 2019: $2,139), the later resulting from temporary timing differences between the book and tax base of its Mexican non-monetary assets.

21

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

12. LIQUIDITY AND CAPITAL RESOURCES

As at September 30, 2020, MAG had working capital of $137,814 (September 30, 2019: $94,895) including cash and cash equivalents of $136,045 (September 30, 2019: $94,599) and no long-term debt. As well, as at September 30, 2020 Minera Juanicipio had cash of $14,417 (MAG’s attributable 44% share $6,343). MAG is not currently receiving any dividends or cash flow from operations, and therefore the Company may require additional capital in the future to meet its future project and other related expenditures. Future liquidity may therefore depend upon the Company’s ability to arrange debt or additional equity financings.

ATM Program

On September 8, 2020, the Company completed a $50,000 at-the-market equity program (“the ATM Program”) previously established on June 29, 2020. In the three months ended September 30, 2020, the Company sold and issued 3,092,783 common shares under the ATM Program at an average price of $16.17 per share for gross and net proceeds of $50,000 and $48,625 respectively. Under the ATM Program, the Company was permitted to issue up to an aggregate of $50 million worth of common shares from treasury at prevailing market prices to the public through the NYSE American or any other marketplace on which the common shares are listed, quoted or otherwise traded in the United States. The volume and timing of distributions under the ATM Program was determined at the Company’s sole discretion, subject to applicable regulatory limitations. There is no remaining availability under the ATM Program.

Funding of the Juanicipio Project Development

The initial capital expenditure requirements for the Juanicipio Project, as revised and announced by the joint venture shareholders on February 24, 2020 is estimated as of January 1, 2018 to be $440,000 (100% basis) including all mine development-related costs to be incurred prior to the envisaged commencement of commercial operations in mid- 2021. Capital costs incurred after commercial production are assigned to sustaining capital and are projected to be paid out of operating cash-flows.

This initial capital expenditure estimate of $440,000 does not take into account the capital expenditures incurred since January 1, 2018 which total approximately $197,427 to September 30, 2020. MAG therefore estimates the remaining initial capital expenditures on a 100% basis for the Juanicipio Project to be approximately $242,573 (MAG’s 44% share being $106,732 as at September 30, 2020). This funding balance will be reduced by both existing cash held in Minera Juanicipio as at September 30, 2020 ($14,417 on a 100% basis), and by expected cash flows generated from mineralized material sold and processed through the Fresnillo processing plant at a rate of approximately 16,000 tonnes per month (see above Mine Development Update – Juanicipio Project).

As noted above in COVID-19 – Juanicipio Project, in response to the COVID-19 virus outbreak, mine development and construction at Juanicipio was impacted by a Mexican Government temporary suspension order of all “non-essential” operations in Mexico to May 30, 2020. Although operations resumed after June 1, 2020, and Fresnillo as operator has stated that it does not expect a change to the overall Juanicipio development timetable, the impact of this order and possible other consequences of COVID-19 on the development of the mine cannot be fully assessed at this time. The COVID-19 virus outbreak and possible additional work stoppages or restrictions could result in additional medical and other costs, project delays, cost overruns, and operational restart costs. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak. The Company may need to raise additional capital in the future in order to meet its full share of initial capital required to develop the Juanicipio Project, and accordingly, future liquidity may depend upon its ability to arrange debt or additional equity financings.

22

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

The inability of MAG to fund its 44% share of cash calls would result in dilution of its ownership interest in Minera Juanicipio in accordance with the shareholders’ agreement.

Expected Use of Proceeds – Financings

The Company closed a non-brokered private placement on April 30, 2020 and issued 4,528,302 common shares at C$13.25 for gross proceeds of C$60 million (US$43,134). As previously announced, MAG intends to use the net proceeds of this offering to fund exploration and development of the Juanicipio Project and for working capital and general corporate purposes. Subsequent to the quarter end, the Company advanced $40,524 of these funds to Minera Juanicipio, representing its 44% share of a $92,100 cash call to fund process plant construction and further underground development on the Juanicipio property.

In the Company’s June 29, 2020 Prospectus Supplement to a Short Form Base Shelf Prospectus, MAG established an ATM Program (see ATM Program above) and provided the expected use of net proceeds with respect to the offering as follows:

o	Development expenditures at the Juanicipio Project (2020-21) – up to $34,725 of net proceeds;
o	Exploration expenditures at the Juanicipio and other projects – up to $8,500; and,
o	Working capital and general corporate purposes – up to $5,000.

The ATM was completed on September 8, 2020, although to date these proceeds have not yet been expended.

13. Contractual ObligationS

The following table discloses the contractual obligations of MAG and its subsidiaries as at September 30, 2020 for committed exploration work and other committed obligations.

		Less than 1 year	1-3 Years	3-5 Years	More than 5 years
	Total	2020	2021-2022	2023-2024	2025 & over

Committed exploration expenditures	$-	$-	$-	$-	$-

Minera Juanicipio (1)&(2)	-	-	-	-	-

Other commitments	71	71	$-	-	-
Total Obligations and Commitments	$71	$71	$-	$-	$-

1) Although MAG Silver makes cash advances to Minera Juanicipio as cash called by the operator Fresnillo (based on approved Minera Juanicipio budgets), they are not contractual obligations. MAG intends, however, to continue to fund its share of cash calls and avoid dilution of its ownership interest in Minera Juanicipio.

(2) According to the operator, Fresnillo, contractual commitments for processing equipment of $32,700 and for development contractors of $68,700 with respect to the Juanicipio Project on a 100% basis have been committed to as at September 30, 2020.

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MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

The Company also has optional commitments for property option payments and exploration expenditures as outlined above in Exploration and Evaluation Assets. There is no obligation to make any of those payments or to conduct any work on its optioned properties. As the Company advances the projects, it evaluates exploration results and determines at its own discretion which option payments to make and which additional exploration work to undertake in order to comply with the earn-in requirements.

MAG may provide guarantees and indemnifications in conjunction with transactions in the normal course of operations. These are recorded as liabilities when reasonable estimates of the obligations can be made. Indemnifications that the Company has provided include an obligation to indemnify directors and officers of the Company for potential liability while acting as a director or officer of the Company, together with various expenses associated with defending and settling such suits or actions due to association with the Company. The Company has a comprehensive director and officers’ liability insurance policy that could mitigate such costs if incurred.

14. SHARE CAPITAL INFORMATION

MAG Silver’s authorized capital consists of an unlimited number of common shares without par value. As at November 12, 2020, the following common shares, stock options, RSUs, PSUs and DSUs were outstanding:

	Number of	Exercise Price or	Remaining
	Shares	Conversion Ratio	Life
Capital Stock	94,743,282	n/a	n/a
Stock Options	913,508	$12.75 - $17.55	1.1 to 4.3 years
Performance Share Units(“PSUs”) (1)	260,321	1:1	1.1 to 4.3 years
Restricted Share Units(“RSUs”)	45,729	1:1	3.4 to 4.3 years
Deferred Share Units (“DSUs”) (2)	568,325	1:1	n/a (2)
Fully Diluted	96,531,165

(1) Includes 172,055 PSU grants where vesting is subject to a market price performance factor, each measured over a three-year performance period which will result in a PSU payout range from 0% (nil PSUs) to 200% (344,110 PSUs) and 27,980 PSU grants where vesting is also subject to market price performance factor, measured over a three-year performance period with PSU payout target range from 50% (13,990 PSUs) to 150% (41,970 PSUs).

(2) To be share settled, but no common shares are to be issued in respect of a participant in the DSU Plan prior to such eligible participant’s termination date.

15. Other ItemS

The Company is not aware of any undisclosed liabilities or legal actions against MAG and MAG has no legal actions or cause against any third party at this time other than the claims of the Company with respect to its purchase of 41 land rights within the Cinco de Mayo property boundaries, and the associated efforts to regain surface access with the local ejido.

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MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

The Company is not aware of any condition of default under any debt, regulatory, exchange related or other contractual obligation.

Value Added Tax (“VAT”) also known as “IVA”

In Mexico, VAT is charged on the sale of goods, rendering of services, lease of goods and importation of the majority of goods and services at a rate of 16%. Proprietors selling goods or services must collect VAT on behalf of the government. Goods or services purchased incur a credit for VAT paid. The resulting net VAT is then remitted to, or collected from, the Government of Mexico through a formalized filing process.

The Company has traditionally held a VAT receivable balance due to the expenditures it incurs whereby VAT is paid to the vendor or service provider. Collections of these receivables from the Government of Mexico often take months and sometimes years to recover, but MAG has to date been able to recover all of its VAT paid. Minera Juanicipio also holds a VAT receivable balance, and the collections of these receivables, if not recovered on a timely basis, can be credited against VAT payable once Minera Juanicipio becomes a producing mine.

16. Trend InformatioN

As both the price and market for silver are volatile and difficult to predict, a significant decrease in the silver price and to a lesser extent gold, zinc and lead prices, could have an adverse material impact on the Company’s operations and market value.

The nature of MAG’s business is demanding of capital for property acquisition costs, exploration commitments, development and holding costs. MAG Silver’s liquidity is affected by the results of its own acquisition, exploration and development activities. The acquisition or discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company’s liquidity, and conversely, the failure to acquire or find one may have a negative effect. In addition, access to capital to fund exploration and development companies remains difficult in current public markets, which could limit the Company’s ability to meet its objectives.

Surface rights in Mexico are often owned by local communities or “ejidos” and there has been a trend in Mexico of increasing ejido challenges to existing surface right usage agreements. The Company has already been impacted by this trend at its Cinco de Mayo Project. Any further challenge to the access to any of the properties in which MAG has an interest may have a negative impact on the Company, as the Company may incur delays and expenses in defending such challenge and, if the challenge is successful, the Company’s interest in a property could be materially adversely affected.

Apart from these and the risks referenced below in “Risks and Uncertainties,” management is not aware of any other trends, commitments, events or uncertainties that would have a material effect on the Company’s business, financial condition or results of operations.

17. RISKS AND UNCERTAINTIES

The Company’s securities should be considered a highly speculative investment and investors are directed to carefully consider all of the information disclosed in the Company’s Canadian and U.S. regulatory filings prior to making an investment in the Company, including the risk factors discussed under the heading “Risk Factors” in the Company’s most recent AIF dated March 30, 2020 as amended and restated on April 23, 2020, available on SEDAR at www.sedar.com and www.sec.gov and incorporated by reference herein.

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MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

The volatile global economic environment has created market uncertainty and volatility in recent years. The Company remains financially strong and will monitor the risks and opportunities of the current environment carefully. These macro-economic events have in the past, and may again, negatively affect the mining and minerals sectors in general. The Company will consider its business plans and options carefully going forward.

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in Canadian dollars or Mexican Pesos. The Company also has cash and other monetary assets and liabilities denominated in Canadian dollars and Mexican Pesos. As a result, the Company is subject to foreign exchange risk on these currencies from fluctuations in foreign exchange rates (see Note 11(d) in the condensed interim consolidated financial statements of the Company as at September 30, 2020).

In addition, there is increasing environmental regulation as a result of public concern over climate change. The Company may have increased costs associated with the compliance of these regulations and a failure to comply may have a material adverse impact on the Company’s performance.

Juanicipio Development Decision

The actual scope, design and operating results of the Juanicipio Project may differ from the scope, design and results envisaged in the 2017 PEA. While the results of the 2017 PEA are promising, by definition a Preliminary Economic Assessment is preliminary in nature and includes Inferred Mineral Resources that are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability and there is no certainty that Mineral Resources will ever become Mineral Reserves. There can therefore be no certainty that the results in the 2017 PEA will be realized. In addition, the 2017 PEA was commissioned independently by MAG, and not by Minera Juanicipio. Fresnillo is the project operator and the actual development plan and timeline may be materially different. As a result, there are additional risks as to the extent of capital and operating costs, mineral recovery and financial viability of the project.

Virus outbreaks may create instability in world markets and may affect the Company’s business.

MAG’s operations and the operations it has an interest in are subject to the risk of emerging infectious diseases or the threat of outbreaks of viruses or other contagions or epidemic diseases, including COVID-19. The current outbreak of COVID-19 that was first reported in Wuhan, China on December 31, 2019, and any future emergence and spread of similar pathogens, could have an adverse impact on global economic conditions which may adversely impact the Company’s operations, and the operations of the Company’s suppliers, contractors and service providers and may negatively impact future fiscal periods in the event of prolonged disruptions associated with the outbreak. The Chinese market is a significant source of global demand for commodities, including silver, gold and other metals. A sustained slowdown in China’s growth or demand, or a significant slowdown in other markets, in either case, that is not offset by reduced supply or increased demand from other regions could have an adverse effect on the price and/or demand for the Company’s products. COVID-19 and efforts to contain it, including restrictions on travel and other advisories issued may have a significant effect on metal prices and demand in China and other markets and potentially broader impacts on the global economy.

26

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

In response to the COVID-19 virus outbreak, in April 2020 the Federal Government of Mexico issued an administrative order for the temporary suspension of all “non-essential activities” until May 30, 2020 as part of its nationwide effort to slow the spread of the COVID-19 virus. The Juanicipio Project operator, Fresnillo, was in regular consultation with Mexican Government officials to ensure Minera Juanicipio’s compliance with the order. Fresnillo advised the Company that while the order was in effect, underground development continued under government mandated hygiene protocols, surface construction work was reduced and surface-based drilling was temporarily halted. These changes could have a material adverse impact on the Company as it could result in delays in the development timeline and increased costs. Any such delays could result in the failure to meet the previously announced timetable for beginning production and processing at Juanicipio. Although all work has since resumed, the impact of this pandemic could include significant COVID-19 specific costs, volatility in the prices for silver and other metals, further restrictions or temporary closures, additional travel restraints, other supply chain disruptions and workforce and contractor interruptions, including loss of life. Depending on the duration and extent of the impact of COVID-19, this could materially impact the Company’s financial performance, cash flows and financial position, and could result in material impairment charges to the Company’s assets.

In May 2020, the Mexican Government declared Construction and Mining as essential activities and allowed the restart of all operations beginning June 1, 2020. However, if Mexican authorities were to reinstate the suspension order caused by the COVID-19 virus outbreak, or if a further suspension of mine development at Juanicipio was implemented for an undefined period of time, there could be additional medical and other costs to be incurred, project delays, cost overruns, and operational restart costs. Alternatively, in the event of an outbreak of COVID-19 at Juanicipio, Fresnillo could determine that a full suspension of all of its operations is necessary for the safety and protection of the workers. A complete suspension of underground development at Juanicipio could result in delays in the development of the project, result in additional increases in costs and have a material adverse effect on the financial position of the Company. The total amount that the Company is required to finance in order to maintain its proportionate ownership in the project may increase from these and other consequences of the COVID-19 outbreak.

18. Off-Balance Sheet ArrangementS

MAG Silver has no off-balance sheet arrangements.

19. Related Party TransactionS

MAG does not have offices or direct personnel in Mexico, but rather is party to a Field Services Agreement, whereby it has contracted administrative and exploration services in Mexico, other than the Juanicipio Project, with MINERA CASCABEL S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). Dr. Peter Megaw, the Company’s Chief Exploration Officer, is a principal of both IMDEX and Cascabel, and is remunerated by the Company through fees paid to IMDEX. In addition to corporate executive responsibilities with the Company, Dr. Megaw is responsible for the planning, execution and assessment of the Company’s exploration programs, and he and his team developed the geologic concepts and directed the acquisition of the Juanicipio Project.

27

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

During the period, the Company incurred charges with Cascabel and IMDEX as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019

Fees related to Dr. Megaw:
Exploration and marketing services	$88	$66	$252	$202
Travel and expenses	-	13	10	58
Other fees to Cascabel and IMDEX:
Administration for Mexican subsidiaries	14	14	41	45
Field exploration services	40	72	121	233
	$142	$165	$424	$538

All transactions are incurred in the normal course of business, and are negotiated on terms between the parties which are believed to represent fair market value for all services rendered. A portion of the expenditures are incurred on the Company’s behalf, and are charged to the Company on a “cost + 10%” basis. The services provided do not include drilling and assay work which are contracted out independently from Cascabel and IMDEX. Included in trade and other payables at September 30, 2020 is $78 related to these services (September 30, 2019: $93).

Any amounts due to related parties arising from the above transactions are unsecured, non-interest bearing and are due upon receipt of invoices.

The Cinco de Mayo Project has a 2.5% NSR royalty payable to the principals of Cascabel under the terms of an option agreement dated February 26, 2004, whereby the Company acquired a 100% interest in the property from Cascabel, and under the terms of assignment agreements entered into by Cascabel with its principals.

Intercorporate Structure

The immediate parent and ultimate controlling party of the consolidated group is MAG Silver Corp. (incorporated in British Columbia, Canada).

The details of the Company’s significant subsidiaries and ownership interests are as follows:

Name	Country of Incorporation	Principal	MAG's effective interest
		Project	2020 (%)		2019 (%)

Minera Los Lagartos, S.A. de C.V.	Mexico	Juanicipio (44%)	100%		100%
Minera Pozo Seco S.A. de C.V.	Mexico	Cinco de Mayo	100%		100%
DT Mining, LLC	USA	Deer Trail	1%	(1)	1%

(1)	The Company has an option to earn 100% of the project (see Note 7(b) in the condensed interim consolidated financial statements of the Company as at September 30, 2020).

Balances and transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note.

Minera Juanicipio, S.A. de C.V. (“Minera Juanicipio”), created for the purpose of holding and operating the Juanicipio Project, is held 56% by Fresnillo and 44% by the Company. Fresnillo is the operator of Minera Juanicipio, and with its affiliates, beneficially owns 10.7% of the common shares of the Company as at September 30, 2020, as publicly reported. Minera Juanicipio is currently governed by a shareholders agreement. All costs relating to the project and Minera Juanicipio are required to be shared by the Company and Fresnillo pro-rata based on their ownership interests in Minera Juanicipio.

28

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

During the period, compensation of key management personnel (including directors) was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Salaries and other short term employee benefits	$279	$273	$848	$840
Share based payments	199	187	1,400	1,205
	$478	$460	$2,248	$2,045

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and consists of its Directors, the Chief Executive Officer and the Chief Financial Officer.

20. CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in accordance with IFRS, requires Management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified (i) mineral property acquisition and deferred exploration and evaluation costs, (ii) provision for reclamation and closure, (iii) deferred income tax provision (iv) share-based payments, (v) equity investments, and (vi) financial instruments, as the main estimates for the following discussion. Please refer to Note 2 of the Company’s unaudited condensed interim consolidated financial statements as at September 30, 2020 for a description of all of the significant accounting policies.

Under IFRS, the Company defers all costs relating to the acquisition and exploration of its mineral properties (“exploration and evaluation” assets). Any revenues received from such properties are credited against the costs of the property until commercial production is achieved. When commercial production commences on any of the Company’s properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company reviews and assesses when events or changes in circumstances indicate the carrying values of its properties may exceed their estimated net recoverable amount, and a provision is made for any impairment in value. IFRS also requires the reversal of impairments if conditions that gave rise to those impairments no longer exist.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the estimate of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the production life of the asset.

29

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

The deferred income tax provision is based on the liability method. Deferred taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records only those deferred tax assets that it believes will be probable, that sufficient future taxable profit will be available to recover those assets.

Under IFRS 2 - Share-based Payments, stock options are accounted for by the fair value method of accounting. Under this method, the Company is required to recognize a charge to the statement of loss based on an option-pricing model based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, an annual risk free interest rate, forfeiture rates, and expected lives of the options. The fair value of performance share units awarded with market price conditions is determined using a risk-neutral asset pricing model, based on certain assumptions including dividends to be paid, historical volatility of the Company’s share price, a risk free interest rate, and correlated stock returns.

The Company may invest in equity investments for strategic reasons. In such circumstances, management considers whether the facts and circumstances pertaining to each investment result in the Company obtaining control, joint control or significant influence over the investee entity. In some cases, the determination of whether or not the Company has control, joint control or significant influence over the investee entities requires the application of significant management judgment to consider individually and collectively, a variety of factors.

Under IFRS 9 – Financial Instruments, the Company is required to value warrants that meet the definition of derivatives at fair value with unrealized gains and losses recognized in the statement of loss. To measure this fair value, warrants listed on a recognized exchange are valued at the latest available closing price. Warrants not listed on a recognized exchange, but where a secondary market exists, are valued at independent broker prices (if available) traded within that secondary market. If no secondary market exists, the warrants are valued using the Black Scholes option pricing model.

21. CHANGES IN ACCOUNTING STANDARDS

(i)	Adoption of amended IFRS pronouncement

The Company has adopted the following new accounting pronouncements effective as at January 1, 2020:

IFRS 3 Business Combinations. On October 22, 2018, IASB issued narrow-scope amendments to IFRS 3 Business Combinations that intend to assist entities to determine whether a transaction should be accounted for as a business combination or an asset acquisition. The amendments include an election to use a concentration test. This is a simplified assessment that results in an asset acquisition if substantially all of the fair value of the gross assets is concentrated in a single identifiable asset or a group of identifiable assets. If a preparer chooses not to apply the concentration test, or the test is failed, then the assessment focuses on the existence of a substantive process. The amendments apply to businesses acquired in annual reporting periods beginning on or after January 1, 2020. The Company will apply these amendments to applicable acquisition transactions entered into after January 1, 2020.

30

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

(ii)	Recent accounting pronouncement

The Company has reviewed new accounting pronouncements that have been issued but are not yet effective at September 30, 2020. These include:

IAS 16 Property, Plant and Equipment. In May 2020, the IASB issued Property, Plant and Equipment – Proceeds before Intended Use (Amendments to IAS 16), which made amendments to IAS 16 Property, Plant and Equipment. The amendments prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognise such sales proceeds and related cost in profit or loss. The amendments are applied retrospectively and effective for annual periods beginning on or after January 1, 2022 with earlier application permitted. The Company is currently evaluating the impact this standard may have on its consolidated financial statements.

22. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

MAG Silver maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in the reports that it is required to file or submit under applicable securities laws is recorded, processed, summarized and reported in the manner specified by such laws. The Chief Executive Officer and the Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s disclosure controls and procedures as of September 30, 2020 through inquiry and review, as well as by drawing upon their own relevant experience. The Chief Executive Officer and the Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as at September 30, 2020.

Internal Control Over Financial Reporting

MAG Silver also maintains a system of internal controls over financial reporting, as defined by National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings in order to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable and in accordance with IFRS. The Company retains a third-party specialist annually to assist in the assessment of its internal control procedures. The Board of Directors approves the financial statements and MD&A before they are publicly filed and ensures that management discharges its financial responsibilities. The unaudited condensed interim consolidated financial statements and MD&A for the three and nine months ended September 30, 2020 were approved by the Board on November 6, 2020. The Board’s review is accomplished principally through the Audit Committee, which is composed of independent non-executive directors. The Audit Committee meets periodically with management and auditors to review financial reporting and control matters.

The Chief Executive Officer and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the design and effectiveness of the Company’s internal control over financial reporting as of September 30, 2020 based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and have concluded that the Company’s internal control over financial reporting is effective.

31

MAG SILVER CORP.

Management’s Discussion & Analysis

For the three and nine months ended September 30, 2020 and 2019

(expressed in thousands of US dollars except as otherwise noted)

There have been no changes in internal controls over financial reporting during the period ended September 30, 2020 that have materially affected, or are reasonably likely to materially affect, MAG’s internal control over financial reporting.

23. SUBSEQUENT EVENTS

Subsequent to September 30, 2020, the Company advanced $40,524 to Minera Juanicipio representing its 44% share of a $92,100 cash call to fund process plant construction and further underground development on the Juanicipio property.

24. ADDITIONAL INFORMATION

Additional information on the Company is available for viewing under MAG’s profile on the SEDAR website at www.sedar.com and on SEC’s EDGAR website at www.sec.gov.

32